Cowen Financial Products LLC

Statement of Financial Condition

As of June 30, 2022

(Unaudited)

(SEC I.D. No. 026-00059)

Cowen Financial Products LLC
Contents
June 30, 2022
(Unaudited)

Cowen Financial Products LLC
Statement of Financial Condition
As of June 30, 2022
(Unaudited)
(in thousands)

Assets

Cash	$	359,797
Securities owned, at fair value ($1,240,064 were pledged to various parties)		1,418,871
Receivable on derivative contracts, at fair value		409,095
Securities borrowed		734,367
Receivable from brokers and dealers		7,412
Receivable from customers		115,281
Interest and dividends receivable		3,241
Total assets	$	3,048,064

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	760,109
Payable on derivative contracts, at fair value		12,982
Securities loaned		1,126,465
Payable to brokers and dealers		44,051
Payable to customers		1,025,508
Interest and dividends payable		7,670
Due to related parties		518
Accounts payable, accrued expenses and other liabilities		508
Total liabilities		2,977,811
Member's equity		70,253
Total liabilities and member's equity	$	3,048,064

The accompanying notes are an integral part of this statement of financial condition.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of June 30, 2022
(Unaudited)

1. Organization and Business

Cowen Financial Products LLC (the "Company"), a Delaware single member limited liability company, is a conditionally registered security-based swap dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company was incorporated on March 29, 2018, and conditionally registered with the SEC to become a swap dealer effective November 1, 2021. The Company is a wholly-owned subsidiary of RCG LV Pearl, LLC, which is an indirectly wholly-owned subsidiary of Cowen Inc. (the "Ultimate Parent").

The Company enters into swap derivative contracts with its customers on a principal basis. A swap derivative contract involves buying or selling the return on an underlying equity security or basket of equity securities. The Company offsets market risk by purchasing or selling short the underlying equity securities of its swap positions. The Company serves institutional clients including investment managers, hedge funds, and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit with BMO Harris Bank NA.

Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), which prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g. based on collateral agreements, or based on the credit quality of the borrower of issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company applies the guidance in ASC 326 to receivables from non-related parties carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not

significant until they are 90 days past due, based on the contractual arrangement and expectation of collection in accordance with industry standards.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. Inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

The Company primarily uses the market approach to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, warrants, and rights.

Certain positions for which trading activity may not be readily visible, consisting primarily of convertible debt, equity swaps, and foreign exchange swaps, are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability.

Level 3 securities consist of financial instruments where market data is not readily available or observable.

Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition. However, these transactions result in market risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected on the statement of financial condition.

Derivative Contracts

Derivative contracts are privately negotiated over-the-counter ("OTC"). OTC derivatives, such as swaps and options, with inputs that can generally be corroborated by market data are therefore classified as level 2, and those with significant inputs that cannot be corroborated by readily available or observable are classified as level 3.

The Company's derivative financial instruments primarily consist of equity swaps. The Company also utilizes foreign exchange swap contracts to reduce its exposure to fluctuations in foreign exchange rates. Both of these instruments are recorded at fair value based on available market data and classified within level 2 of the fair value hierarchy. The Company additionally writes fully paid swaps, in which the counterparty prepays the Company 100% of the initial notional of the swap in cash.

Offsetting of derivative contracts

To reduce credit exposures on derivatives, the Company may enter into master netting agreements with counterparties that permit the Company the right, in the event of a default by a counterparty, to offset the counterparty's rights and obligations under the agreement and to liquidate and offset any collateral against any net amount owed by the counterparty. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of offset exists under an enforceable netting agreement. Additionally, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements in the statement of financial condition, provided a legal right of offset exists. See Note 3 for further information about offsetting of derivative financial instruments.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. All securities are borrowed from and loaned to affiliates. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral from the borrower. The initial collateral advanced or received approximates the market value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary.

Interest income and expense are recorded in interest and dividends receivable and interest and dividends payable, respectively, on an accrual basis.

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed, and Securities Loaned", and Note 9, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Receivable from and Payable to Brokers and Dealers

Receivable from and payable to brokers and dealers includes amounts receivable for cash deposited at Cowen and Company LLC ("Cowen and Company"), an affiliate, as its role of custodian for the Company.

Receivables and payables with brokers, dealers and clearing organizations arising from unsettled regular-way transactions are presented net (assets less liabilities) across balances with the same counterparty. The Company's receivable from and payable to brokers, dealers and clearing organizations balances are held with multiple financial institutions.

Please refer to Note 4, "Receivable from and Payable to Brokers and Dealers", for additional information.

Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts owed by or to customers on unsettled derivatives and margin posted or received.

Please refer to Note 5, "Receivable from and Payable to Customers", for additional information.

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

Due to Related Parties

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company. These amounts settle in the ordinary course of business.

Due from related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities.

Please refer to Note 8, "Related Party Transactions" for additional information and disclosures.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued expenses including accounts payable and other miscellaneous liabilities.

Reserves for Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. As of June 30, 2022, the Company did not have a reserve for contingencies.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by the Ultimate Parent. The Ultimate Parent elects not to allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries including the Company.

Foreign Currency Transactions

The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar based on current rates, which are the spot rates prevailing on the date of the statement of financial condition.

Recent Pronouncements

There are no recently issued or recently adopted pronouncements applicable to the Company.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of June 30, 2022
(Unaudited)

3. Fair Value Measurements, Securities Borrowed, and Securities Loaned

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which apply to the Company. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, the Company's valuation committee in conjunction with its price verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is particularly important where prices or valuations that require inputs are less observable. The valuation committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material changes from period to period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of June 30, 2022:

	Assets at Fair Value as of June 30, 2022				
	Level 1	Level 2 (dollars in thousands)	Level 3	Netting	Total
Securities owned, at fair value					
Common stock, REIT	$ 1,098,497	$ —	$ —	$ —	$ 1,098,497
Corporate bonds	—	318,910	—	—	318,910
Warrants and rights	1,464	—	—	—	1,464
Receivable on derivative contracts, at fair value					
Equity swaps	—	612,654	—	(203,583)	409,071
Foreign exchange swaps	—	24	—	—	24
	$ 1,099,961	$ 931,588	$ —	$ (203,583)	$ 1,827,966

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of June 30, 2022
(Unaudited)

	Level 1	Level 2	Level 3	Netting	Total
			Liabilities at Fair Value as of June 30, 2022		
			(dollars in thousands)		
Securities sold, not yet purchased, at fair value					
Common stock	$ 760,109	$ —	$ —	$ —	$ 760,109
Payable for derivative contracts, at fair value					
Equity swaps	—	108,305	—	(95,323)	12,982
	$ 760,109	$ 108,305	$ —	$ (95,323)	$ 773,091

The fair market value for level 3 securities may be highly sensitive to the use of industry-standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement. The Company does not have any level 3 instruments or transfers between levels as of June 30, 2022.

Other financial assets and liabilities
The following table presents the carrying values and fair values, at June 30, 2022 of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis.

	June 30, 2022		
(in thousands)	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets			
Cash	$ 359,797	$ 359,797	Level 1
Securities borrowed	734,367	734,367	Level 2
Financial Liabilities			
Securities loaned	1,126,465	1,126,465	Level 2

Receivable on and Payable for derivative contracts, at fair value
The Company predominantly enters into derivative transactions to satisfy client needs and to manage its own exposure to market and credit risks resulting from its trading activities. The Company's direct exposure to derivative financial instruments include equity swaps. The Company's derivatives trading activities expose the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets.

The Company's long and short exposure to derivatives is as follows:

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of June 30, 2022
(Unaudited)

Receivable on derivative contracts	As of June 30, 2022	
	Notional Value	**Fair value**
	(dollars in thousands)	
Equity swaps	2,268,378	612,654
Foreign exchange swaps	$ 4	24
Netting - swaps (a)		(203,583)
		$ 409,095

Payable for derivative contracts	As of June 30, 2022	
	Notional Value	**Fair value**
Equity swaps	737,345	108,305
Netting - swap (a)		(95,323)
		$ 12,982

(a) Derivatives are reported on a net basis, by counterparty, when a legal right of offset exists under an enforceable netting agreement as well as net of cash collateral received or posted under enforceable credit support agreements. See Note 2 for further information on offsetting of derivative financial instruments.

The following tables present the gross and net derivative positions and the related offsetting amount, as of June 30, 2022. This table does not include the impact of over-collateralization.

	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition: Financial instruments (a)	Gross amounts not offset in the Statement of Financial Condition: Cash Collateral pledged (a)	Net amounts
			(dollars in thousands)			
As of June 30, 2022						
Receivable on derivative contracts, at fair value	$ 612,678	$ 203,583	$ 409,095	$ —	$ 385,769	$ 23,326
Payable for derivative contracts, at fair value	$ 108,305	95,323	12,982	—	—	12,982

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

Pursuant to the various derivatives transactions discussed above, the Company is required to post/receive collateral. These amounts are recognized in receivable from brokers and dealers and payable to brokers and dealers, respectively.

Securities lending and borrowing transactions

The following table presents the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of June 30, 2022:

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset on the Statement of Financial Condition		Net amounts
				Financial instruments	Cash Collateral pledged (b)	
Securities borrowed	$ 734,367	$ —	$ 734,367	$ 716,103	$ —	$ 18,264
Securities loaned	1,126,465	—	1,126,465	1,109,953	—	16,512

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(b) Includes the amount of cash collateral held/posted.

The following table presents the gross obligations for securities loaned by remaining contractual maturity and class of collateral pledged as of June 30, 2022:

(in thousands)	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned					
Common stock	$ 882,729	$ —	$ —	$ —	882,729
Corporate bonds	243,736	—	—	—	243,736

4. Receivable from and Payable to Brokers and Dealers

Receivable from and payable to brokers and dealers as of June 30, 2022 are as follows:

(in thousands)	Receivable from	Payable to
Broker-dealers	$ 7,412	$ 44,051
Total	$ 7,412	$ 44,051

5. Receivable from and Payable to Customers

As of June 30, 2022, receivable from customers includes $115.3 million on settlement balances on swaps. As of June 30, 2022, payable to customers includes $555.1 million related to fully paid swap transactions, $468.7 million of initial and variation margin, and $1.7 million on settlement balances.

6. Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

The Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable.

7. Regulatory Requirements

On October 6, 2021, the Company became subject to the SEC's standalone securities-based swap regulatory requirements. The Company conditionally registered as a securities-based swap dealer with the SEC with an effective date of November 1, 2021. As a registered securities-based swap-dealer not using models, the Company is subject to Net Capital Rule 18a-1 ("SEA Rule 18a-1"). The Company computes its net capital under the standard method permitted by SEA Rule 18a-1. The Company is required to maintain net capital, as defined in (a)(2) of SEA Rule 18a-1 that is equal to the greater of $20 million or 2% of the Company's risk margin amount. The risk margin amount is defined as the sum of the total initial margin amount calculated by the Company with respect to all its non-cleared securities-based swaps under SEA Rule 18a-1. At June 30, 2022, the Company's net capital was $60.0 million, which exceeded minimum requirements under SEA Rule 18a-1 by $40.0 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 18a-1.

The Company maintains certain assets in proprietary accounts ("PAB Accounts") held at Cowen and Company, its affiliate clearing broker, and those balances are considered allowable assets for net capital purposes, pursuant to the agreement between the Company and its affiliate clearing broker, which requires, among other things, that the affiliate clearing broker perform computations for PAB Accounts and segregate certain balances on behalf of the Company, if applicable.

8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties, including the Ultimate Parent, and certain other affiliated entities. Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and is settled net with Cowen Services Company, LLC ("CSC"), an affiliate. At June 30, 2022, the balance in due to related parties represents the net payable due to CSC of $0.5 million.

Balances with related parties included in the statement of financial condition are as follows:

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of June 30, 2022
(Unaudited)

(in thousands)			June 30, 2022
Assets			
Securities borrowed	ATM Execution LLC	$	734,367
Receivable from brokers and dealers	Cowen and Company, LLC		7,412
Interest and dividends receivable	ATM Execution LLC		170
Interest and dividends receivable	Cowen and Company, LLC		49
Liabilities			
Securities loaned	Cowen and Company, LLC	$	1,126,465
Due to related parties	Cowen Services Company, LLC		518
Interest and dividends payable	Cowen and Company, LLC		1,725
Interest and dividends payable	ATM Execution LLC		1,686

Clearing and Custody

The Company receives clearing services from and has margin and collateral maintained at Cowen and Company which are included in receivable from brokers and dealers on the statement of financial condition. The Company additionally receives custody services from Cowen and Company.

Support Arrangements

The Company previously entered into a service level agreement with CSC, in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative and other support services to the Company. All direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement. Indirect expenses are allocated based on time, usage and/or headcount.

9. Guarantees and Off-Balance Sheet Arrangements

Guarantees

The Company does not have any material off-balance sheet arrangements as of June 30, 2022. However, through indemnification provisions in its clearing agreement with Cowen and Company, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse Cowen and Company, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Additionally, the Parent Company will guarantee solvency or contribute capital to the Company as necessary.

Customer Activities and Credit Risk

In swap derivative transactions, the Company exchanges margin with clients as required by various regulatory and internal guidelines. This margin may be posted as cash and/or securities. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain

margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed, and Securities Loaned", for further information and disclosures.

Market Risk

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver specified securities and thereby create a liability to purchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and OTC markets. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

Operational Risk

Operational risk refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in its operating systems business disruptions and inadequacies or breaches in its internal control processes. The Company's operational risk framework includes governance, collection of operational risk incidents, proactive operational risk management, and periodic review and analysis of business metrics to identify and recommend controls and process-related enhancements.

Off-Balance Sheet Arrangements

The Company loans securities temporarily to Cowen and Company in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations.

The Company borrows securities temporarily from ATM Execution, LLC in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices.

10. Subsequent Events

On August 1, 2022, the Company, the Toronto-Dominion Bank, a Canadian chartered bank ("TD"), and Crimson Holdings Acquisition Co., a Delaware corporation and an indirect wholly owned subsidiary of TD ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving the merger as a wholly-owned subsidiary of TD.

The Company has evaluated events through August 23, 2022, the date the statement of financial condition was issued and has determined that there were no other subsequent events requiring adjustment or disclosure to the statement of financial condition.